April 29, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: NL One Corporation

Form S-1/A

Filed April 8, 2015

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments made to counsel, Mr. Adam Tracy, with respect to the Company’s filing of its S-1/A on April 8, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

1. Please provide a part II amendment to include the consent for the individual who provided the opinion filed as Ex 5.2.

COMPANY RESPONSE

We have provided the consent of Befumo & Schaeffer PLLC as exhibit 23.2 and added it to our list of exhibits. Additionally, the following was added to page to page 21 “Interests of Named Experts and Counsel”: Befumo & Schaeffer PLLC acted as counsel in connection with the assignments of, and patent applications relating to the inventions aforementioned in the prospectus and registration statement.

Acceleration Request:

We, NL One Corporation, (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of May 4, 2015 at 4 PM Eastern Time.

 The Company acknowledges the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 29, 2015

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President & CEO